SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: July 31, 2014

List of materials

Documents attached hereto:

i) Press release announcing Company Split (Small-scale Company Split) of Sony Corporation into JOLED Inc., a new integrated company in the organic light-emitting diode display panels business

July 31, 2014
Sony Corporation

Announcement of Company Split (Small-scale Company Split) of Sony Corporation into JOLED Inc., a new integrated company in the organic light-emitting diode display panels business

Sony Corporation (“Sony”) today announced that JOLED Inc. (“JOLED”) will succeed to certain rights and obligations related to Sony’s organic light-emitting diode (“OLED”) display panels business by an “absorption-type company split”, as set forth below.  This company split is a step in the process of the establishment of JOLED, which will be a new integrated company in the OLED display panels business, announced today by Innovation Network Corporation of Japan, Japan Display Inc., Panasonic Corporation and Sony.  For further details, please refer to today’s joint press release titled “INCJ, JDI, Sony and Panasonic announce the establishment of JOLED Inc. A new integrated company in the organic light-emitting diode display panels”.

Certain information is omitted from this announcement, since this is an absorption-type company split conducted under the Companies Act of Japan by which the reduction of Sony’s total assets by this company split is expected to be less than 10% of its total assets as of the end of the previous fiscal year, and the reduction of Sony’s sales and operating revenue by this company split is expected to be less than 3% of its sales and operating revenue in the previous fiscal year.

The execution of the company split agreement is scheduled to be on or before October 1, 2014.  Please note that the details set out below are, subject to the company split agreement to be executed.

1.	Purpose of the company split

Under this company split, Sony intends to transfer its engineering personnel and other assets (including equipment and patents) and liabilities related to Sony's OLED display panels business, as defined in the company split agreement, to JOLED and to receive a certain consideration from JOLED, as explained in section 2(3) below.

2.	Summary of the company split

(1)	Schedule of the company split
Approval of the company split
	(by the representative corporate executive officer of Sony)	July 31, 2014
	Execution of the company split agreement	On or before October 1, 2014 (scheduled)
	Effective date of the company split	January 5, 2015 (scheduled)

*
Sony will perform the contemplated company split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” set forth in Paragraph 3 of Article 784 of the Companies Act of Japan.

(2)	Method of the company split

The method of the contemplated company split is an absorption-type company split between Sony (as the splitting company) and JOLED (as the successor company).

(3)	Details of consideration allotted upon the company split

JOLED will issue 18,000 common shares and a number of preferred shares with no voting rights, with the number to be calculated pursuant to the provisions of the company split agreement.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights issued by Sony upon the completion of the contemplated company split.

(5)	Increase or decrease of stated capital upon the company split

There will be no increase or decrease of stated capital of Sony upon the contemplated company split.

(6)	Rights and obligations to be succeeded by the successor company

JOLED, as the successor company, will succeed to certain rights and obligations related to Sony’s OLED display panels business, as set forth in the company split agreement to be executed.

(7)	Expectation on the performance capabilities of the successor company’s obligations

Sony expects that the contemplated company split will have no material impact on the performance capabilities of JOLED in respect of its obligations that will be transferred to JOLED and become due after the effective date of the contemplated company split.

3.	Basis of calculation of the consideration allotted upon the company split

It was determined that there would be an issuance of certain shares mentioned in section 2(3) above as consideration upon the contemplated company split, based on discussions in good faith among JOLED, Innovations Network Corporation of Japan (a parent company of JOLED) and Sony regarding Sony's OLED display panels business and the rights and obligations to be transferred to JOLED.

4.	Summary of each party (Numbers shown below are as of March 31, 2014 or for the fiscal year ended March 31, 2014 for Sony and as of July 31, 2014 for JOLED)

(1)	Summary of each party

Trade name	Sony Corporation (Splitting Company)	JOLED Inc. (Successor Company)
Business	Manufacture and sale of electronic and electrical machines and equipment	Research and development, manufacture and sale of the organic light-emitting diode display panels, its parts, its ingredients, its manufacturing equipment and related products, and related business
Date of incorporation	May 7, 1946	July 18, 2014
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	4-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
Title and name of Representative	Kazuo Hirai Representative Corporate Executive Officer	Taniyama Kohichiro Representative Director
Stated capital	¥ 646,654 million	¥ 25,000
Number of shares issued	1,044,707,767 shares	1 share
Fiscal year-end	March 31	March 31
Major shareholders and shareholding ratios
1  Moxley and Co. LLC                                                                   9.00%
2  The Bank of New York Mellon SA/NV 10   　                        4.59%
3  The Master Trust Bank of Japan, Ltd. (Trust Account)        4.28%
4  Japan Trustee Services Bank, Ltd. (Trust Account)              3.99%
5  State Street Bank and Trust Company                                  　1.80%
Innovation Network Corporation of Japan 100%
Net assets	¥ 2,783,141 million (consolidated) (Note)	¥ 50,000 (non-consolidated)
Total assets	¥ 15,333,720 million (consolidated)	¥ 50,000 (non-consolidated)
Net assets per share	¥ 2,163.63 (consolidated) (Note)	¥ 50,000 (non-consolidated)
Sales and operating revenue	¥ 7,767,266 million (consolidated)	-
Operating income	¥ 26,495 million (consolidated)	-
Ordinary income	¥ 25,741 million (consolidated) (Note)	-
Net income (loss)	(¥ 128,369) million (consolidated) (Note)	-
Net income (loss) per share	(¥ 124.99) (consolidated) (Note)	-

Note:
Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “stockholders’ equity per share”, “income before income taxes”, “net income (loss) attributable to stockholders of Sony” and “net income (loss) attributable to stockholders of Sony per share” are stated in place of “net assets”, “net assets per share”, “ordinary income”, “net income (loss)” and “net income (loss) per share”, respectively.

(2)	Summary of business subject to the company split

a.	Business subject to the company split

Sony’s OLED display panels business, as set forth in the company split agreement

b.	Operating results of the business transferred by the company split for the fiscal year ended March 31, 2014

Net sales: ¥ 0

c.	Assets and liabilities to be succeeded upon the company split

Assets: To be determined pursuant to the company split agreement to be executed
Liabilities: To be determined pursuant to the company split agreement to be executed

5.	Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of Sony upon the completion of the contemplated company split.  In conjunction with the contemplated company split, Panasonic Corporation will also conduct a company split into JOLED in consideration for JOLED’s common shares and preferred shares (with no voting rights).  Also, JOLED will issue new common shares to Innovation Network Corporation of Japan and Japan Display Inc. by way of a third-party allotment as of the effective date of the company split.  After the completion of these processes, Sony will obtain 5% of JOLED’s voting rights.

6.	Outlook

No impact on Sony’s consolidated financial forecast for the fiscal year ending March 31, 2015 is anticipated as a result of the completion of the contemplated company split.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2015, which was separately announced today, and its consolidated financial results for the fiscal year ended March 31, 2014.
(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net loss attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2015	7,800	140	130	(50)
Consolidated financial results for the fiscal year ended March 31, 2014	7,767.3	26.5	25.7	(128.4)